3 Embarcadero Center, 26th Floor, San Francisco, CA 94111 ◾ p1.415.365.7442 ◾

October 17, 2019

Greg Dundas

Staff Attorney

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc.
Proxy Materials on Schedule PRER14A
Filed on September 24, 2019
File No. 001-38320

Dear Mr. Dundas

Set forth below are responses to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital, Inc. (“GigCapital” or the “Company”), by your letter dated October 3, 2019 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital will file a revised preliminary proxy statement on Schedule PRER14A Amendment No. 2 (the “Revised Preliminary Proxy Statement”) reflecting the Commission’s requested disclosure edits. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Revised Preliminary Proxy Statement.

Amendment No. 1 to Schedule 14A filed September 24, 2019 2019

Questions and Answers About the Proposals for Stockholders, page 10

Comment 1.    Include an additional Q&A discussing the purpose of the tender offer and how the price to be offered to the public shareholders will compare to that being paid to Greenhaven.

Response: The Question “What is the Rights Tender Offer” on page 20 of the Revised Preliminary Proxy Statement already discussed the purpose of the tender offer for the rights, however, it has been amended to provide the price per right being offered for the rights in the tender offer, as well as the average price that would be paid for the shares into which the rights currently held by Greenhaven, KAF and other holders of rights who have agreed to not tender the rights in response to the tender offer would convert upon the consummation of the business combination in the event that those shares are subsequently sold to GigCapital.

Comment 2.    We note your response to our prior comments 8 and 10 and your amended disclosure on page 90.

With respect to Note (2) and (3) on page 94, please expand your disclosure to:

•	include a schedule showing the calculation of the total consideration and address whether the calculation reflects an adjustment based on the closing Kaleyra Group net debt as of June 30, 2019;

•	address whether the business combination under the respective redemption range meets the fair market value requirement;

•	describe in detail the respective pro forma adjustments related to the allocation of total consideration under each scenario;

•	reflect the issuance of 8,565,619 shares and 10,130,619 shares of common stock under each scenario;

•

provide a schedule describing the change of your respective equity accounts under each scenario, i.e change of common stock and additional paid in capital based on the number of shares issued, shares redeemed, shares converted, etc.; and

•

explain the reason that shares subject to redemption reclassified to equity on page 99 were different from the shares transferred to permanent equity in Notes (2) and (3). For example, with respect to Note (3), it is not clear why 8,776 thousand of common stock was transferred to the permanent equity, while you indicated on page 99 that 1.518 thousand of shares subject to redemption were reclassified to equity.

Response: The requested disclosure has been added.

Comment 3.    We note your response to our prior comment 9 and the revised disclosure on page 92. Please revise Notes (1) and (2) on page 94 to include the contingent consideration as part of the total considerations under both scenario 1 and 2, as required by paragraphs 5 and 6 of ASC 805-30-25, and also describe the nature of the underlying contingencies in the notes.

Response: The requested disclosure has been added.

Comment 4.    We note your response to our comment 11 and the amended disclosure on page 91. You indicate that any of the 14,375,000 public rights could be converted into shares of common stock. Please expand and describe how the possible conversion impact the balance sheet and the earning per share calculation. Also, based on page F-15 and page F-39, it appears that the currently outstanding warrants to purchase up to 11,154,942 shares of common stock were related to the 14,375,000 public rights issued in years 2017 and 2018. If so, tell us whether the Right Tender Offer impact the terms of the warrants.

Response: The requested disclosure has been revised and expanded. As previously disclosed on the page 1 and elsewhere in the Revised Preliminary Proxy Statement, the rights and the warrants are separate classes of securities that were two of the three components of the units originally issued in 2017 and 2018 (the third component being a share of common stock), and have no other relationship. The Right Tender Offer therefore has absolutely no effect on the terms of the warrants which will remain outstanding following both the Right Tender Offer and the consummation of the business combination.

Comment 5.    We note your response to our comment 14 and the amended Note (2) on pages 96 and 98. These costs appear to be non-recurring charges related to the transaction and should be reflected in the pro forma balance sheet as pro forma adjustments to retained earnings. Please revise accordingly. In addition, tell us whether you recognized transaction costs in connection with the business combination in the historical income statements. If so, such costs should be eliminated from pro forma income statements. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: The requested disclosure has been revised. The nine month historical statement of operations for the period ended June 30, 2019 recognizes transaction costs in connection with the business combination, however the pro forma statement of operations for the same period set forth in the Revised Preliminary Proxy Statement eliminates such transaction costs as set forth in Note (2) on page 100.

Comparative Share Information, page 99

Comment 6.    We note your response to our comment 6 and your revised disclosure. Please provide the share exchange ratio in the comparative per share data in accordance with Item 14(10) of Schedule 14A. Please also provide all disclosures required including a table designed to facilitate comparison, historical and pro forma per share data of the acquiring company and historical and equivalent pro forma per share data of the target company for: book value per share as of the date financial data is presented; cash dividends declared per share for the periods for which financial data is presented; and Income (loss) per share from continuing operations for the periods for which financial data is presented.

Response: The requested disclosure has been added.

Information About Kaleyra, page 199

Comment 7.    We note your response to our prior comment 19. Please quantify your presence in these additional countries.

Response: The requested quantification has been provided.

Annex B – Page B-1

Comment 8.    We note that Amendment No. 1 to the stock purchase agreement includes a clause restricting the forum available for claims arising under the agreement. Please tell us whether the provision applies to Securities Act or Exchange Act claims.

Response: The clause in the amendment to the Stock Purchase Agreement restricting the forum to the state and federal courts in Delaware pertains only to claims between the parties to the amendment arising out of or relating to such amendment or for recognition and enforcement of any judgment in respect thereof.

GIGCAPITAL, Inc. Condensed Financial Statements for Period Ended June 30, 2019 Note 2. Summary of Significant Accounting Policies, page F-37

Comment 9.    Please expand the description of Common Stock Subject to Possible Redemption to clarify that in no event will you redeem shares in excess of an amount that would violate your Current Charter to have net tangible assets of less than $5,000,001, as disclosed in the Letter to Stockholders.

Response: The requested disclosure has been added.

*        *        *

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415)365-7442 or via email at jselman@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:	Dr. Avi S. Katz

Enclosures

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